SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check one): [ ] Form 10-KSB; [ ] Form 20-F; [ X ] Form 10-QSB; [ ] Form N-SAR

For period ended: September 30, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q or Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended ___________________

SEC File Number 1-15383

CUSIP Number 91732M 10 5

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________.

PART I - REGISTRANT INFORMATION

USURF America, Inc.

(Full Name of Registrant)

8748 Quarters Lake Road

Baton Rouge, Louisiana 70809

(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB could not be filed because Registrant’s independent auditor has not yet completed its review of the unaudited financial statements to be included in the Form 10-QSB.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
David M. Loflin	(225) 922-7744
(Name)	(Telephone Number, including area code

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[ X ] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compared to the Company’s results of operations for the first nine months of 2000, the Company’s results of operations for the first nine months of 2001 will reflect drastically lower revenues. This decrease in revenues is attributable to the demise of the Company’s dial-up Internet access business, the decline being substantially caused by the Company’s CyberHighway subsidiary being forced into bankruptcy in September 2000. The current period’s net loss will be approximately 30% of the prior year’s net loss. In the current period, approximately two-thirds of the net loss will be attributable to the issuance of common stock for services to consultants.

The Company’s results of operations for the three months ended September 30, 2001, are comparable to its results of operations for the three months ended June 30, 2001.

USURF AMERICA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2001.

By: /s/ David M. Loflin David M. Lolfin President and Acting Principal Financial Officer